Exhibit 99.1
Navios Maritime Holdings Inc.
Announces
Delivery of One New Capesize Vessel
and
Acquisition of Capesize Vessel under Construction
PIRAEUS, Greece, February 2, 2010 — Navios Maritime Holdings Inc. (“Navios Holdings”) (NYSE: NM), a global, vertically integrated seaborne shipping and logistics company, announced today the delivery of a new build Capesize vessel and the agreement to acquire another new build Capesize vessel.
Navios Antares Delivery
The Navios Antares, a 169,059 DWT Capesize vessel, was delivered to Navios Holdings’ owned fleet on January 20, 2010 from a South Korean Shipyard.
Agreement to Acquire New Capesize Vessel
Navios Holdings agreed to acquire a new build Capesize vessel of 180,000 dwt, under construction with a South Korean Shipyard. The vessel is scheduled for delivery in the second quarter of 2011 and is secured by a 12-year charter to a quality counter party for $27,431 (net) daily rate.
It is anticipated that this charter will generate annual EBITDA of $8.1 million and cumulative EBITDA of $92.6 million.
The acquisition price for the vessel is nominally $55.5 million, payable as follows:
•	$52.5 million in cash; and

•	$3.0 million payable in the form of Convertible Preferred Stock. The terms of the convertible preferred stock are set forth below.
Term of Convertible Preferred Stock
In general, the preferred shareholders will receive an annual dividend equal to 2% of the $3.0 million value prescribed per preferred share ($0.06 million in total) until such time as the preferred shares convert into common stock. The convertible preferred stock will mandatorily convert into common stock as follows: 30% of the shares shall convert in 5 years from the date of issuance and the 70% balance shall convert in ten years from the date of issuance at a price per share of common stock of not less than $10.00. The holder shall have the right to convert the preferred shares into common prior to the scheduled maturity date at a price of $14.00 per share. Consequently, the total common shares to be issued ranges from 0.21 million to 0.30 million.
Time Charter Coverage
As of February 2nd 2010, Navios Holdings had contracted 89.4%, 65.7%, and 57.0% of its available days on a charter-out basis for 2010, 2011 and 2012, respectively. Navios Holdings has extended its long-term fleet employment by entering into agreements to charter-out vessels for periods ranging from one to 12 years.

About Navios Maritime Holdings Inc.
Navios Maritime Holdings Inc. is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities including iron ore, coal and grain. For more information please visit our website: www.navios.com.
Navios Holdings may, from time to time, be required to offer certain owned Capesize and Panamax vessels to Navios Maritime Partners L.P. (“Navios Partners”) (NYSE: NMM) for purchase at fair market value according to the terms of the Omnibus Agreement. For more information please visit its website: www.navios-mlp.com.
Forward-Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Holdings’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenues and time charters. Although Navios Holdings believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Holdings. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for drybulk vessels, competitive factors in the market in which Navios Holdings operates; risks associated with operations outside the United States; and other factors listed from time to time in Navios Holdings’ filings with the Securities and Exchange Commission. Navios expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Holdings’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
Public & Investor Relations Contact:
Navios Maritime Holdings Inc.
+1.212.279.8820
investors@navios.com